Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
NEVADA GOLD HOLDINGS, INC.

Under Section 242 of the Delaware General Corporation Law

NEVADA GOLD HOLDINGS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”)

       DOES HEREBY CERTIFY:

FIRST:   At a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth two (2) proposed amendments of the Certificate of Incorporation of the Corporation, as amended to date (the “Amendments”), and declaring that such Amendments are advisable and should be submitted to the stockholders of the Corporation for approval.  The resolutions setting forth the proposed Amendments are as follows:

RESOLVED, that Article FIRST of the Certificate of Incorporation ofthe Corporation is amended as follows:

Name.  The name of the Corporation is Global Hybrid Technologies, Inc.

RESOLVED, that Article FOURTH of the Certificate of Incorporation of the Corporation is amended to add the following paragraph to the end thereof:

Reverse Stock Split.  Each fifty (50) of the issued and outstanding shares of Common Stock as of the time this amendment becomes effective (the ‘‘Split Effective Time’’), shall be combined and converted (the “Reverse Split”) automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock.  In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall either:  (a) pay cash equal to such fraction multiplied by the fair market value of one share (equal to the average of the closing prices for a share of Common Stock for the last ten (10) trading days immediately prior to the Split Effective Time); or (b) round such fraction up to the next whole integer.  Each holder of record of a certificate which immediately prior to the Split Effective Time represents outstanding shares of Common Stock (an ‘‘Old Certificate’’) shall be entitled to receive upon surrender of such Old Certificate to the Corporation’s transfer agent for cancellation, a certificate (a ‘‘New Certificate’) representing the number of whole shares of Common Stock into and for which the shares formerly represented by such Old Certificate so surrendered are exchangeable.  From and after the Split Effective Time, Old Certificates shall represent only the right to receive New Certificates and, to the extent the Corporation so elects, cash pursuant to the provisions hereof.  The amount of capital represented by the new shares in the aggregate at the Split Effective Time shall be adjusted by the transfer of One Tenth of One Cent ($0.001) from the capital account of the Common Stock to the additional paid in capital account for each share of Common Stock fewer outstanding immediately following the Reverse Split than immediately prior to the Reverse Split, such transfer to be made at the Split Effective Time.

SECOND:   Thereafter, pursuant to resolutions of the Corporation’s Board of Directors, the Amendments were submitted to the stockholders of the Corporation for approval by written consent of the stockholders in lieu of a meeting, and the stockholders holding the necessary number of shares of the Corporation, as required by statute, consented in writing to the Amendments in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD:   The Amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this Certificate to be signed as of ____________ __, 2011.

NEVADA GOLD HOLDINGS, INC.

By: